                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            WESTPORT BANCORP, INC.
    ......................................................................
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
    ......................................................................
                        (Title of Class of Securities)

                                  961243102
    ......................................................................
                                (CUSIP Number)

                               THOMAS P. BILBAO
                                97 SHORE ROAD
                           OLD GREENWICH, CT 06970

                              PHONE 203 222-6911
    ......................................................................
     (Name, Address and Telephone Number of Person to Receive Notices and
                               Communications)

                                April 29, 1995
    ......................................................................
           (Date of Event which Requires Filing of this Statement)

     Check the following box if a fee is being paid with this statement /X/





                              Cover Page 1 of 2

- ---------------------------------------------------------------------------
         1) Names of Reporting Persons, S.S. or I.R.S. Identification
                 Nos. of Above Persons................................
                                           THOMAS P. BILBAO
- ---------------------------------------------------------------------------
         2) Check the Appropriate Box if a Member of a Group (see
            Instructions)............................................
                 (a) . . . . . . . . . . . . . . . . . . . . . . . . .
                 (b) . . . . . . . . . . . . . . . . . . . . . . . . .
- ---------------------------------------------------------------------------
         3) SEC Use Only.............................................
- ---------------------------------------------------------------------------
         4) Source of Funds (See Instructions)..................  PF
- ---------------------------------------------------------------------------
         5) Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Items 2(d) or 2(e).................
- ---------------------------------------------------------------------------
         6) Citizenship or Place of Organization................ U.S.
- ---------------------------------------------------------------------------
 Number of   (7) Sole Voting Power . . . . . . . . .  204,267
Shares Bene- --------------------------------------------------------------
  ficially   (8) Shared Voting Power . . . . . . . .        0
  Owned by   --------------------------------------------------------------
Each Report- (9) Sole Dispositive Power. . . . . . .  204,267
 ing Person  --------------------------------------------------------------
    With    (10) Shared Dispositive Power. . . . . .        0
- ---------------------------------------------------------------------------
         11) Aggregate Amount Beneficially Owned by Each Reporting
                 Person . . . . . . . . . . . . . . . . . .  204,267
- ---------------------------------------------------------------------------
         12) Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions). . . . . . . . . . . . . .
- ---------------------------------------------------------------------------
         13) Percent of Class Represented by Amount in Row (11). .   5.8%
- ---------------------------------------------------------------------------
         14) Type of Reporting Person (See Instructions). . . . . .  IN
              ....................................................

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                               Cover Page 2 of 2

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
THOMAS P. BILBAO
Page 1 of 5 Pages

ITEM 1.   SECURITY AND ISSUER

                 This statement relates to the Common Stock of Westport Bancorp, Inc., Par Value $.01 Per Share (Note: all shares of Westport Bancorp, Inc. Series A Convertible Preferred Stock owned by Mr. Bilbao being treated herein as fully converted based on 1 Preferred share equaling 100 Common shares) issued by Westport Bancorp, Inc. which has its principal executive offices at 87 Post Road East, Westport, CT 06880.

ITEM 2.   IDENTITY AND BACKGROUND

                 (a) This statement is filed by Thomas P. Bilbao, a natural person.

                 (b) The residence address of Mr. Bilbao is 97 Shore Road, Old Greenwich, CT 06970.

                 (c) Mr. Bilbao is an Executive Vice President and Chief Operating Officer of Westport Bancorp, Inc., a Delaware holding company and The Westport Bank & Trust Company, a bank and trust company chartered under Connecticut law. Both companies maintain executive offices at 87 Post Road East, Westport, CT 06880.

                 (d) Mr. Bilbao has never been convicted in a criminal proceeding.

                 (e) Mr. Bilbao has never been a party to any judicial or administrative civil proceeding relating to federal or state securities laws.

                 (f)      Mr. Bilbao is a United States of America citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The source and amount of funds or other consideration used or to be used by Mr. Bilbao in making purchases of the common stock of Westport Bancorp, Inc. of which he is the beneficial owner are as follows:

                 25,000 shares represent Common Stock which Mr. Bilbao would own if he were to convert all of his 250 shares of Series A Convertible Preferred Stock, purchased directly from Westport Bancorp, Inc. with $25,000 of personal funds and which can

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
Thomas P. Bilbao
Page 2 of 5 Pages

                 be converted into Common Stock without further payment; 12,500 shares represent Common Stock which Mr. Bilbao would own if he were to exercise all of his Warrants, effective January 1, 1994, to purchase Common Stock by paying $0.75 per common share, as set forth in the Warrant Certificate attached hereto. The Warrants were acquired by Mr. Bilbao with the Series A Convertible Preferred Stock purchase at no additional cost; and

                 166,667 shares represent Common Stock which Mr. Bilbao would own if he were to exercise all of his stock options to purchase Common Stock of Westport Bancorp, Inc. at $2.00 per share pursuant to an Option Agreement dated December 17, 1992, which options were granted as consideration for Mr. Bilbao's employment and were exercisable within 60 days of the date of this schedule.

                 Note: 100 shares are held for Mr. Bilbao by the Westport Bancorp ESOP which were purchased pursuant to the terms of the ESOP.


ITEM 4.   PURPOSE OF TRANSACTION

                 The shares beneficially owned by Mr. Bilbao are, in fact, not actually owned by Mr. Bilbao and will not be actually owned by him until such time as Mr. Bilbao does any one or more of the following: A) exercises his rights to convert all of his Convertible Preferred Stock into Common Stock of Westport Bancorp, Inc.; B) exercises his rights under all of the Warrants he holds as owner of Convertible Preferred Stock; and
                 C) exercises all of the options he is presently entitled to exercise pursuant to an Option Agreement between himself and Westport Bancorp, Inc.

                 The aforesaid Option Agreement provides that Mr. Bilbao will become entitled to exercise certain option rights to purchase 250,000 shares, therein fully described and generally summarized as follows: two-thirds of the options are known as "Group A Options" which become exercisable over a period of five years, twenty percent of such options being exercisable each year commencing April 29, 1993 and continuing thereafter through April 29, 1997, with all Group A options

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
Thomas P. Bilbao
Page 3 of 5 Pages

                 exercisable until December 16, 2002, when they will expire; and one-third of the options are known as "Group B Options" which become exercisable over a period of three years, sixty percent of the options becoming exercisable on January 1, 1994, and twenty percent becoming exercisable on January 1, 1995 and 1996, respectively, with expiration of the Group B Options effective on December 16, 2002.

                 The Convertible Preferred Stock of Westport Bancorp, Inc. owned by Mr. Bilbao may be converted into shares of Westport Bancorp, Inc. Common Stock on the basis of one Convertible Preferred share upon conversion becoming one hundred shares of Common Stock.

                 The Westport Bancorp, Inc. Warrants owned by Mr. Bilbao can be exercised by him to purchase shares of Westport Bancorp, Inc. Common Stock upon payment of $.75 per share.

                 Mr. Bilbao also participates in the Westport Bank & Trust Company employee benefit plan known as the Employee Stock Ownership Plan (ESOP) and he may be entitled to acquire additional shares of Westport Bancorp, Inc. as a participant in the ESOP.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                 (a) The aggregate number and percentage of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Bilbao is 204,267 shares which represent 5.8% of the Common Stock of Westport Bancorp, Inc.

                 (b) As to the number of shares of Westport Bancorp, Inc. Common Stock beneficially owned by Mr. Bilbao he has:

                    sole power to vote or to
                      direct the vote as to. . . . .  204,267 shares;

                    shared power to vote or to
                      direct the vote as to. . . . .        0 shares;

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
Thomas P. Bilbao
Page 4 of 5 Pages


                    sole power to dispose or to
                      direct the disposition of. . .  204,267 shares; and

                    shared power to dispose or to
                      direct the disposition of. . .        0 shares.

                 (c) On January 1, 1995, Mr. Bilbao became entitled to exercise options to purchase 16,667 shares of Westport Bancorp Common Stock and on April 29, 1995, Mr. Bilbao became further entitled to exercise options to purchase 33,333 shares of Westport Bancorp, Inc. Common Stock for $2.00 per share pursuant to the terms of his Option Agreement with Westport Bancorp, Inc. On January 1, 1994, Mr. Bilbao also became entitled to exercise rights to purchase 12,500 shares of Westport Bancorp, Inc. Common Stock for $.75 per share pursuant to Warrants owned by Mr. Bilbao.

                 (d)  This subparagraph does not apply to Mr. Bilbao.


                 (e)  This subparagraph does not apply to Mr. Bilbao.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                 RESPECT TO SECURITIES OF THE ISSUER

                 There are no contracts, arrangements, understandings or relationships between Mr. Bilbao and any other person or entity or group of persons or entities with respect to any securities of Westport Bancorp, Inc., other than the contracts set forth in Items 3 and 4 above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

                 Appended to this statement are copies of Mr. Bilbao's Option Agreement with Westport Bancorp, Inc. dated December 17, 1992; a copy of Mr. Bilbao's Warrant Certificate; and a copy of the Westport Bancorp, Inc. Prospectus for 8,067,871 Shares of Common Stock, Par Value $.01 Per Share, which contains a description of both the Convertible Preferred Stock of Westport Bancorp, Inc., shares of which are owned by Mr. Bilbao, as well as a description of the

CUSIP NO. 961243102
WESTPORT BANCORP, INC.
SCHEDULE 13D
Thomas P. Bilbao
Page 5 of 5 Pages



                 Warrants owned by Mr. Bilbao, which were issued by Westport Bancorp, Inc. in conjunction with its offering of Convertible Preferred Stock.

NOTE: The foregoing computations of percent of class represented and percent of the Common Stock of Westport Bancorp. Inc., are based on the status of Common Stock issued before April 24, 1995, at which time other shareholders began to exercise warrants to purchase Common Stock of Westport Bancorp, Inc., and to convert Convertible Preferred Shares into Common Shares.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 8, 1995
......................................................................
Date


s/Thomas P. Bilbao
......................................................................
Signature


Thomas P. Bilbao
......................................................................
Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                EXHIBIT INDEX
                                --------------

    Exhibit
      No.                                    Description
    -------                                  -----------

     Ex-99.A Appended to this statement are copies of Mr. Bilbao's Option Agreement with Westport Bancorp, Inc. dated December 17, 1992; a copy of Mr. Bilbao's Warrant Certificate; and a copy of the Westport Bancorp, Inc. Prospectus for 8,067,871 Shares of Common Stock, Par Value $.01 Per Share, which contains a description of both the Convertible Preferred Stock of Westport Bancorp, Inc., shares of which are owned by Mr. Bilbao, as well as a description of the Warrants owned by Mr. Bilbao, which were issued by Westport Bancorp, Inc. in conjunction with its offering of Convertible Preferred Stock.